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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933



                         For the month of November 2006




                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66

                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F      [X]              Form 40-F   [ ]


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes             [ ]             No          [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)
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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).
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                                    SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                BANCOLOMBIA S.A.
                                  (Registrant)




Date: November 7, 2006        By  /s/  JAIME ALBERTO VELASQUEZ B.
                                  ----------------------------------
                              Name:    Jaime Alberto Velasquez B.
                              Title:    Vice President of Finance
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                                                                             CIB
                                                                          LISTED
{BANCOLOMBIA LOGO}                                                          NYSE


      BANCOLOMBIA ANNOUNCES COMPLETION OF THE INTEGRATION PROCESS

MEDELLIN, COLOMBIA.  NOVEMBER 7, 2006.

BANCOLOMBIA announces that, as a new step in the technological integration process in connection with the merger between Bancolombia, Conavi and Corfinsura, certain changes were made last weekend in order to allow Bancolombia to, as of Saturday, November 4, 2006, offer transactional services to all its customers, in the same manner, both electronically and through its branch offices.

For more information, visit our website: www.bancolombia.com, Link "Proceso de Integracion".

Contacts

SERGIO RESTREPO        JAIME A. VELASQUEZ        MAURICIO BOTERO
EXECUTIVE VP           FINANCIAL VP              IR MANAGER
TEL.: (574) 5108668    TEL.: (574) 5108666       TEL.: (574) 5108866